UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------------


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)


                          ---------------------------



                           RESEARCH IN MOTION LIMITED
                                (Name of Issuer)


                                 Common Shares
                         (Title of Class of Securities)


                                  760975-10-2
                                 (CUSIP Number)


                          ---------------------------



Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

|X|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                                  --------------------
CUSIP No. 760975-10-2                  13G                    Page 2 of 6 Pages
--------------------------                                  --------------------

--------   --------------------------------------------------------------------
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

           MICHAEL LAZARIDIS
--------   --------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) |_|
                                                                       (b) |_|
--------   --------------------------------------------------------------------
(3)        SEC Use Only

--------   --------------------------------------------------------------------
(4)        Citizenship or Place of Organization

           CANADIAN
--------   --------------------------------------------------------------------
                                        (5)      Sole Voting Power

                 Number of                       12,920,237
            Shares Beneficially        ------    ------------------------------
                   Owned                (6)      Shared Voting Power
                  by Each
                 Reporting                       0
                Person With            ------    ------------------------------
                                        (7)      Sole Dispositive Power

                                                 12,920,237
                                       ------    ------------------------------
                                        (8)      Shared Dispositive Power

                                                 0
--------   --------------------------------------------------------------------
(9)        Aggregate Amount Beneficially Owned by Each Reporting Person

           12,920,237 AT DECEMBER 31, 2004
--------   --------------------------------------------------------------------
(10)       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)                                             |_|
--------   --------------------------------------------------------------------
(11)       Percent of Class Represented by Amount in Row (9)

           6.8%
--------   --------------------------------------------------------------------
(12)       Type of Reporting Person (See Instructions)

           IN
========   ====================================================================

Item 1(a).       Name of Issuer
                 --------------

                 Research In Motion Limited

Item 1(b).       Address of Issuer's Principal Executive Offices
                 -----------------------------------------------

                 295 Philip Street
                 Waterloo, Ontario N2L 3W8

Item 2(a).       Name of Person Filing
                 ---------------------

                 Michael Lazaridis

                 Of the 12,920,237 Common Shares beneficially owned by Mr. Lazaridis:

                 (i)     11,715,824 Common Shares are
                         registered in the name of 1258701
                         Ontario Limited, all the shares of
                         which are owned by Mr. Lazaridis;

                 (ii)    24,413 Common Shares are held by
                         Mr. Lazaridis as trustee of the
                         Michael Lazaridis Family Trust II;
                         and

                 (iii)   1,180,000 Common Shares are
                         subject to stock options granted
                         to Mr. Lazaridis that are
                         presently exercisable or will be
                         exercisable on or before March 1, 2005.

                 The 12,920,237 Common Shares beneficially owned by Mr. Lazaridis does not include 520,000 Common Shares subject to stock options granted to Mr. Lazaridis that are exercisable after March 1, 2005.

Item 2(b).       Address of Principal Business Office or, if None, Residence
                 -----------------------------------------------------------

                 295 Philip Street
                 Waterloo, Ontario N2L 3W8

Item 2(c).       Citizenship
                 -----------

                 Canadian

Item 2(d).       Title of Class of Securities
                 ----------------------------

                 Common Shares

Item 2(e).       CUSIP Number
                 ------------

                 760975-10-2

Item 3.          Filing Category
                 ---------------

                 Not applicable

Item 4(a).       Amount Beneficially Owned
                 -------------------------

                 12,920,237

Item 4(b).       Percent of Class
                 ----------------

                 6.8%

Item 4(c).       Number of shares as to which the Reporting Person has:
                 -----------------------------------------------------

                 (i)    sole power to vote or direct the vote:

                        12,920,237

                 (ii)   shared power to vote or direct the vote:

                        0

                 (iii)  sole power to dispose or to direct the disposition:

                        12,920,237

                 (iv)   shared power to dispose or to direct the disposition:

                        0

Item 5.          Ownership of Five Percent or Less of a Class
                 --------------------------------------------

                 Not applicable

Item 6.          Ownership of More Than Five Percent on Behalf of Another Person
                 ---------------------------------------------------------------
                 Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company
                 ---------------------------------------------------------

                 Not applicable

Item 8.          Identification and Classification of Members of the Group
                 ---------------------------------------------------------

                 Not applicable

Item 9.          Notice of Dissolution of Group
                 ------------------------------

                 Not applicable

Item 10.         Certification
                 -------------

                 Not applicable

                                   SIGNATURE
                                   ---------



         After reasonable inquiry and to the best of the signatory's knowledge and belief, the signatory certifies that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2005

                                                       /s/ Michael Lazaridis
                                                       ------------------------
                                                       Michael Lazaridis